Exhibit 99.2

RECENT DEVELOPMENT

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” “our Company,” “Bitdeer” refer to Bitdeer Technologies Group. Capitalized terms not otherwise defined shall have the meanings ascribed to them in our annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on April 21, 2025.

Recent Developments

Cleanup Redemption of 8.50% Convertible Notes

On September 8, 2025, we issued a notice of cleanup redemption for all US$7,700,000 aggregate principal amount outstanding of our 8.50% Convertible Notes, pursuant to which we will redeem all 8.50% Convertible Notes on September 23, 2025 (the “Cleanup Redemption Date”) that have not been converted prior to the Cleanup Redemption Date at a redemption price in cash equal to 100% of the principal amount of the 8.50% Convertible Notes, plus accrued and unpaid interest, from August 15, 2025 to, but excluding, the Cleanup Redemption Date (the “Redemption Price”). On the Cleanup Redemption Date, the Redemption Price will become due and payable upon each 8.50% Convertible Note to be redeemed and interest thereon will cease to accrue on and after the Cleanup Redemption Date. As of September 19, 2025, being the conversion deadline, we had converted the remaining outstanding aggregate principal amount of US$7.7 million of our 8.50% Convertible Notes at a conversion rate of 127.9743 Class A ordinary shares per US$1,000 principal amount, as adjusted pursuant to the agreement, resulting in the issuance of a total of 985,400 Class A ordinary shares.

Digital Asset Collateralized Financing

In August 2025, we entered into a structured product master agreement with a subsidiary of Matrix Finance and Technology Holding Company (“Matrixport”), a related party of our Company, to facilitate a digital assets-backed financing arrangement. Under the agreement, we may pledge Bitcoin (BTC) or other digital assets as collateral in exchange for financing in USDT, subject to loan-to-value ratios and option-based payoff terms as specified in each transaction confirmation. The arrangement includes settlement mechanisms based on reference prices of BTC within a predetermined strike range and provides renewal options upon maturity. As of September 29, 2025, no transactions had been executed under this agreement.

Conversion of Promissory Note

In July 2025, the holder of the Bitdeer Convertible Note converted its remaining principal amount of US$15.0 million into 2,036,383 Class A ordinary shares at a conversion price of US$7.3660 per share.

Convertible Notes Offering

On June 23, 2025, we issued US$375,000,000 aggregate principal amount of 4.875% convertible senior notes due 2031 (the “June 2025 Convertible Notes”) in a private placement to certain initial purchasers therein, including US$45,000,000 principal amount of June 2025 Convertible Notes pursuant to the exercise in full by the initial purchasers in that private placement of their over-allotment option to purchase additional June 2025 Convertible Notes.

In connection with the pricing of the June 2025 Convertible Notes, we entered into a privately negotiated zero-strike call option transaction with one of the initial purchasers or its affiliate (the “option counterparty”). Pursuant to this transaction, we paid a premium of approximately US$129.6 million for the right to receive, without further payment, approximately 10.2 million Class A ordinary shares, subject to customary adjustments. These shares will be delivered by the option counterparty upon expiry of the option, subject to early settlement of the zero-strike call option transaction in whole or in part at the option counterparty’s discretion.

Share Repurchase Program

On May 30, 2025, our board of directors approved a new share repurchase program to repurchase up to additional US$40.0 million worth of its Class A ordinary shares, effective from May 30, 2025 and ending on May 29, 2026. As of September 29, 2025, we have repurchased 72,200 Class A ordinary shares for approximately US$1.0 million under the foregoing share repurchase program.

Our US$20,000,000 share repurchase program approved on February 28, 2025 had been fully utilized in May 2025 and our US$10,000,000 share repurchase program approved on September 6, 2024, had been fully utilized in February 2025.

Exercise of Warrant in Private Placement

On May 30, 2024, we entered into a subscription agreement for a private placement with Tether, pursuant to which we issued to Tether (i) 18,587,360 Class A ordinary shares, and (ii) a warrant to purchase up to 5,000,000 Class A ordinary shares (the “Tether warrant” or “Warrant”) at an exercise price equivalent to US$10.00 per Class A ordinary share. The Warrant contains a weighted-average anti-dilution provision that adjusts the number of shares issuable upon exercise if we issue shares at a price below the Warrant’s then-effective exercise price. Due to certain dilutive issuances, the number of Class A ordinary shares issuable upon exercise of the Warrant increased from 5,000,000 to 5,186,627. On May 23, 2025, Tether exercised the Warrant in full.

Loan Agreements with Matrixport

In April 2025, we entered into a loan agreement with Matrixport for a financing facility of up to US$200 million (the “April 2025 Matrixport Loan”). Loans drawn under this facility bear a variable interest rate equal to 9.0% plus a market-based reference rate. Each drawdown is repayable in fixed monthly installments over a 24-month term and is secured by a pledge of SEALMINERs, which is maintained based on a loan-to-value ratio. In July 2025, we entered into an amendment agreement with Matrixport in relation to the April 2025 Matrixport Loan, pursuant to which Matrixport agreed to extend one or more loans to our Company of up to a total maximum amount of US$400 million. As of September 29, 2025, we had fully drawn down the facility.

In September 2025, we entered into another loan agreement with Matrixport, for a financing facility of up to US$400.0 million. Loans drawn under the facility bear interest rate of 8.35% per annum, payable monthly in arrears. Each drawdown has a tenor of 24 months from its drawdown date and is secured by Bitcoin, maintained based on a loan-to-value ratio. As of September 29, 2025, we had drawn down US$85.0 million under this facility.

Expansion into Ethiopia

In April 2025, we signed a sale and purchase agreement and a turnkey agreement for the acquisition and construction of a 50 MW mining datacenter in the Oromia region of Ethiopia for US$7.5 million, including a local company with a mining permit, a 33kV substation connection, and a 4-year power purchase agreement with Ethiopian Electric Power Company. We are collaborating with an EPC contractor with specialized experience in Bitcoin mining and targeting energization by the fourth quarter of 2025.

2025 Strategic Acquisition of the 101 MW Site and Gas-fired Power Project in Alberta

In February 2025, we signed the agreement for the acquisition of a fully licensed and permitted 101 MW site and gas-fired power project situated on 19 acres of land near Fox Creek, Alberta in an all-cash transaction for approximately US$21.7 million. The site has potential to scale to 1 GW of power, reflecting Alberta’s abundant energy resources, supportive regulatory posture and pro-business environment. The 101 MW gas-fired power project includes all permits and licenses required to construct an on-site natural gas power plant, as well as approval for a 99 MW grid interconnection with Alberta Electric System Operator. The transaction was closed on July 9, 2025. We will develop and construct the power plant in partnership with a leading engineering, procurement and construction company.

At Market Issuance

On January 3, 2025, we entered into the 2025 At Market Issuance Sales Agreement with Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC and StockBlock Securities LLC as sales agents (collectively, the “Sales Agents”), pursuant to which we may offer and sell our Class A ordinary shares from time to time through or to the Sales Agents, as agent or principal (the “2025 ATM Program”). It is not possible to predict the actual number of Class A ordinary shares, if any, we will sell under such agreement, or the actual gross proceeds resulting from those sales. As of September 29,2025, the 2025 ATM Program has not been activated.

As of August 31, 2025, we had offered and sold an aggregate of 30,899,686 Class A ordinary shares under the 2024 At Market Issuance Sales Agreement for total net proceeds of approximately US$474.5 million. Of this amount, for the eight months ended August 31, 2025, we offered and sold 7,586,339 Class A ordinary shares for total net proceeds of approximately US$138.2 million.

Results of Operations for the Six Months Ended June 30, 2025 and 2024

The following tables summarize our results of operations, revenue breakdown, and expenses by nature for the six months ended June 30, 2025 and 2024. This information should be read together with our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2025 and 2024 and related notes. The results of operations in any particular period are not necessarily indicative of our future trends.

The following table summarizes our results of operations for the periods indicated.

	For the Six Months Ended June 30
	2025 (Unaudited)	2024 (Unaudited)
	US$	US$
	(in thousands)

Revenue	225,710	218,735
Cost of revenue	(216,115)	(160,199)
Gross profit	9,595	58,536
Selling expenses	(3,019)	(3,863)
General and administrative expenses	(35,527)	(30,821)
Research and development expenses	(79,591)	(29,212)
Other operating incomes / (expenses)	(4,054)	3,177
Other net gains / (losses)	394,599	(13,020)
Profit / (loss) from operations	282,003	(15,203)
Finance income / (expenses)	(23,036)	107
Profit / (loss) before taxation	258,967	(15,096)
Income tax benefits /(expenses)	2,773	(2,041)
Profit / (loss) for the period	261,740	(17,137)

The following table sets forth a breakdown of our revenue, for the periods indicated.

	For the Six Months Ended June 30
	2025 (Unaudited)		2024 (Unaudited)
	US$	%	US$	%
	(in thousands, except for percentages)

Revenue
Self-mining	96,538	42.8	90,084	41.2
Cloud hash rate	51	*	30,342	13.9
Hash rate subscription	38	*	18,400	8.4
Electricity subscription	13	*	11,713	5.4
Additional consideration from Cloud Hash Rate arrangements under accelerator mode	–	–	229	0.1
Sale of mining rigs and accessories	73,554	32.6	–	–
Cloud Hosting arrangements	31	*	1,001	0.5
General Hosting	18,960	8.4	49,525	22.6
Membership Hosting	30,868	13.7	41,669	19.0
Others(1)	5,708	2.5	6,114	2.8
Total revenue	225,710	100.0	218,735	100.0

*	Less than 0.1% but not nil.

(1)	“Others” include revenue generated primarily from providing technical and human resources service, repairment services of hosted mining rigs, lease of investment properties, the sale of mining rigs peripherals, the sale of containerized solution products and providing HPC and AI cloud services.

The following table sets forth a breakdown by nature of our cost of revenue, selling, general and administrative, and research and development expenses for the periods indicated.

	For the Six Months Ended June 30
	2025 (Unaudited)		2024 (Unaudited)
	US$	%	US$	%
	(in thousands, except for percentages)

Staff cost
- Salaries, wages and other benefits	37,989	11.4	28,987	12.9
Share-based payment	20,574	6.2	15,896	7.1
Amortization
- intangible assets	11,566	3.5	640	0.3
Depreciation
- mining rigs	12,337	3.7	9,487	4.2
- property, plant and equipment	19,817	5.9	21,392	9.5
- investment properties	1,376	0.4	1,347	0.6
- right-of-use assets	6,736	2.0	3,625	1.6
Electricity cost in operating mining rigs	93,397	27.9	110,474	49.3
Cost of mining rigs and accessories sold	63,220	18.9	-	-
One-off incremental development expense	38,616	11.6	14,878	6.6
Consulting service fee	5,864	1.8	3,712	1.7
Research and development technical service fees	4,975	1.5	1,424	0.6
Office expenses	2,401	0.7	2,058	0.9
Travel expenses	1,974	0.6	1,760	0.8
Expenses of low-value consumables	1,934	0.6	843	0.4
Insurance fee	1,191	0.4	1,566	0.7
Advertising expenses	1,116	0.3	1,082	0.5
Logistic expenses	119	*	148	0.1
Expenses of short-term leases	111	*	160	0.1
Expenses of variable payment lease	76	*	134	0.1
Impairment loss of mining rigs	51	*	-	-
Others	8,812	2.6	4,482	2.0
Total cost of revenue, selling, general and administrative and research and development expenses	334,252	100.0	224,095	100.0

*	Less than 0.1% but not nil.

Comparison of Six Months Ended June 30, 2025 and 2024

Revenue

Our revenue increased from US$218.7 million for the six months ended June 30, 2024 to US$225.7 million for the six months ended June 30, 2025, primarily driven by an increase in sales of mining rigs and accessories, offset by a decrease in General Hosting and Membership Hosting.

●	Revenue generated from our self-mining business increased by 7.2% from US$90.1 million for the six months ended June 30, 2024 to US$96.5 million for the six months ended June 30, 2025. The change was primarily due to the increase in the average self-mining hash rate and higher average Bitcoin prices, partially offset by a decrease in Bitcoin production due to the April 2024 halving and higher mining difficulty. The hash rate used for self-mining, calculated as the monthly average over the six-month period, was approximately 12.0 EH/s for the six months ended June 30, 2025, compared to 6.8 EH/s for the six months ended June 30, 2024.

●	Revenue generated from Cloud Hash Rate decreased by 99.8% from US$30.3 million for the six months ended June 30, 2024 to US$0.1 million for the six months ended June 30, 2025, which was primarily due to expiration of long-term Cloud Hash Rate contracts and subsequent reallocation of nearly all hash rate of the mining rigs to self-mining operations by the end of 2024. Sales price of hash rate subscription is primarily priced with reference to Bitcoin price and overall network hash rate at the time of sales and revenue generated from the subscription is recognized evenly over the duration of the subscription. The hash rate allocated to Cloud Hash Rate, calculated on a six-month monthly average basis, were nil and 1.6 EH/s for the six months ended June 30, 2025 and 2024, respectively. The decrease in revenue from electricity subscription was attributable to the expiration of long-term Cloud Hash Rate contracts.

●	Revenue generated from sales of mining rigs and accessories increased from nil for the six months ended June 30, 2024 to US$73.6 million for the six months ended June 30, 2025, which was primarily due to the mass production and sales of SEALMINER A2 and A2 pro series mining rigs started from 2025.

●	Revenue generated from General Hosting decreased by 61.7% from US$49.5 million for the six months ended June 30, 2024 to US$19.0 million for the six months ended June 30, 2025, which was primarily due to the expiration of certain hosting customer contracts as well as the removal of older and less efficient mining rigs by other hosting customers following the April 2024 halving as a result of reduced mining economics.

●	Revenue generated from Membership Hosting decreased by 25.9% from US$41.7 million for the six months ended June 30, 2024 to US$30.9 million for the six months ended June 30, 2025. Similar to General Hosting, the decline was primarily driven by customers scaling down operations for older and less efficient rigs following the April 2024 halving as a result of reduced mining economics.

●	Revenue generated from others decreased by 6.6% from US$6.1 million for the six months ended June 30, 2024 to US$5.7 million for the six months ended June 30, 2025, primarily due to a decrease in revenue from the sale of containerized solution products and lease of investment properties, partially offset by an increase in revenue from the HPC and AI cloud services.

Cost of Revenue

●	Our cost of revenue increased from US$160.2 million for the six months ended June 30, 2024 to US$216.1 million for the six months ended June 30, 2025, primarily driven by an increase in costs of SEALMINERs sold to customers, depreciation expenses of mining rigs, and the increase in employees and in salaries, wages and other benefits, partially offset by a decrease in electricity cost.

●	Electricity cost in operating mining rigs decreased by 15.5% from US$110.5 million for the six months ended June 30, 2024 to US$93.4 million for the six months ended June 30, 2025, which was primarily due to the decreased overall energy consumption related to the reduced hosted mining rigs, partially offset by the slightly higher average electricity price in the first half of 2025 as compared to the first half of 2024.

●	Cost of mining rigs and accessories sold increased from nil for the six months ended June 30, 2024 to US$63.2 million for the six months ended June 30, 2025, which was in line with the sales of mining rigs as a result of the mass production and sales of SEALMINER A2 and A2 pro series mining rigs during 2025.

●	Depreciation of mining rigs increased by 30.0% from US$9.5 million for the six months ended June 30, 2024 to US$12.3 million for the six months ended June 30, 2025, primarily due to the deployment of the SEALMINERs for self-mining business in our datacenters during 2025.

Selling Expenses

Our selling expenses decreased by 21.8% from US$3.9 million for the six months ended June 30, 2024 to US$3.0 million for the six months ended June 30, 2025, respectively, primarily due to the decrease in staff costs and lower share-based payment expenses for sales personnel.

General and Administrative Expenses

Our general and administrative expenses increased by 15.3% from US$30.8 million for the six months ended June 30, 2024 to US$35.5 million for the six months ended June 30, 2025, primarily due to an increase in staff costs for general and administrative personnel and consulting fees, partially offset by a decrease in share-based payment expenses recognized according to graded vesting schedules for outstanding share awards for six months ended June 30, 2025.

Research and Development Expenses

Our research and development expenses increased by 172.5% from US$29.2 million for the six months ended June 30, 2024 to US$79.6 million for the six months ended June 30, 2025, primarily due to higher expenditures related to the one-off incremental development expenses for the application-specific integrated circuit (“ASIC”) chips, higher engineering costs related to our ASIC development roadmap, and non-cash amortization expenses of intangible assets related to the acquisition of FreeChain in the fourth quarter of 2024.

Other Operating Income / (Expenses)

We generated other operating income of US$3.2 million and incurred other operating expenses of US$4.1 million for the six months ended June 30, 2024 and 2025, respectively. This change was primarily driven by the decrease of net gains on disposal of cryptocurrencies and the losses on change in fair value of cryptocurrency-settled receivables and payables.

Other Net Gains / (Losses)

We recorded other net losses of US$13.0 million for the six months ended June 30, 2024, primarily due to a US$14.2 million loss of the fair value change for Tether warrant, partially offset by the net gains on the changes in fair value of financial asset at fair value through profit or loss. We recorded other net gains of US$394.6 million for the six months ended June 30, 2025, primarily due to the non-cash, fair value changes of derivative liabilities, which were the US$373.3 million of gains on fair value changes for the convertible notes and the US$42.6 million of gain on fair value changes for the Tether warrant, partially offset by the US$16.2 million of losses on extinguishment of the convertible notes and the net loss on the changes in fair value of financial asset at fair value through profit or loss.

Profit / (Loss) from Operations

As a result of the foregoing, we recorded a loss from operations of US$15.2 million for the six months ended June 30, 2024 and a profit from operations of US$282.0 million for the six months ended June 30, 2025, respectively.

Income Tax Benefits / (Expenses)

We recorded income tax expenses of US$2.0 million and income tax benefit of US$2.8million for the six months ended June 30, 2024 and 2025, respectively.

Net Profit / (Loss)

As a result of the foregoing, we incurred a net loss of US$17.1 million for the six months ended June 30, 2024 and a net profit of US$261.7 million for the six months ended June 30, 2025, respectively.

Non-IFRS Financial Measures

In evaluating our business, we consider and use non-IFRS measures, adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess our operating performance. We define adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, changes in fair value of cryptocurrency-settled receivables and payables, and loss on extinguishment of convertible senior notes, and define adjusted profit/(loss) as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, changes in fair value of cryptocurrency-settled receivables and payables, and loss on extinguishment of convertible senior notes.

We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitate investors’ assessment of our operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, our profit or loss for the periods, as determined in accordance with IFRS. We compensate for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating our performance. We encourage investors to review our financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of profit / (loss) for the relevant period to adjusted EBITDA and adjusted profit / (loss), for the six months ended June 30, 2025 and 2024.

	For the Six Months Ended June 30
	2025	2024
	US$	US$
	(in thousands)

Adjusted EBITDA
Profit / (Loss) for the periods	261,740	(17,137)
Add:
Depreciation and amortization	51,832	36,491
Income tax (benefit) / expenses	(2,773)	2,041
Interest (income) / expense, net	26,331	(617)
Share-based payment expenses	20,574	15,896
Changes in fair value of derivative liabilities	(415,921)	14,230
Changes in fair value of cryptocurrency-settled receivables and payables	3,189	(32)
Loss on extinguishment of convertible senior notes	16,194	-
Total of Adjusted EBITDA	(38,834)	50,872

Adjusted Profit/ (loss)
Profit/ (loss) for the periods	261,740	(17,137)
Add:
Share-based payment expenses	20,574	15,896
Change in fair value of derivative liabilities	(415,921)	14,230
Changes in fair value of cryptocurrency-settled receivables and payables	3,189	(32)
Loss on extinguishment of convertible senior notes	16,194	-
Total of Adjusted Profit / (Loss)	(114,224)	12,957

Liquidity and Capital Resources

As of June 30, 2025, we had cash and cash equivalents of US$299.8 million and fiat currency investment of US$1.0 million in an unlisted debt instrument, redeemable on demand. We have financed our operations primarily with cash flow from disposal of cryptocurrencies earned from principal business operations, as well as through the issuance of convertible notes and Class A ordinary shares and entering into borrowing arrangements. We believe that our cash, short-term investments and anticipated proceeds generated from our principal businesses and disposal of cryptocurrencies in connection with our principal business will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 18 months.

Our cash and cash equivalents decreased from US$476.3 million as of December 31, 2024 to US$299.8 million as of June 30, 2025, primarily attributable to the payments made for the development and manufacturing of our ASIC and mining rigs business, and the construction for our mining datacenter in U.S., Norway and Bhutan, partially offset by the proceeds from the financing activities during the six months ended June 30, 2025.

Our material cash requirements as of June 30, 2025 primarily include our purchase of property, plant, and equipment, lease obligations and borrowings. Other than those discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2025.

Purchase of property, plant and equipment, investment properties and intangible assets. Purchase of property, plant and equipment, investment properties and intangible assets primarily consist of the purchase of machinery, equipment and other expenditure associated with mining datacenter construction and operations. The total cash outflow for the purchase of property, plant and equipment, investment properties and intangible assets was US$46.9 million and US$151.3 million for the six months ended June 30, 2024 and 2025, respectively. As of June 30, 2025, we had commitments that are scheduled to be paid within 12 months for the construction of mining datacenters of approximately US$54.3 million, of which approximately US$3.8 million was recognized in payables as of June 30, 2025.

Lease obligations. We occupy most of our office premises and certain mining datacenters under lease arrangements, which generally have an initial lease term between two to 30 years. Lease contracts are typically made for fixed periods but may have extension options. Any extension options in these leases have not been included in the lease liabilities unless we are reasonably certain to exercise the extension option. Periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The total cash outflow for leases, including the capital element of lease rentals paid and interest paid on leases for the six months ended June 30, 2024 and 2025 were approximately US$4.3 million and US$5.9 million, respectively. As of June 30, 2025, lease liabilities mature based on contractual undiscounted payments within 12 months and over 12 months were US$11.9 million and US$103.2 million, respectively.

Borrowings. Our borrowings as of June 30, 2025 represented a total commitment of US$533.1 million relating to: (i) a promissory note of US$15.0 million, which relates to the issuance of the Bitdeer Convertible Note, a US$30 million convertible note, on July 23, 2021, bearing an annual interest rate of 8%, which will mature on July 23, 2023. On July 22, 2023, we amended the Bitdeer Convertible Note, pursuant to which we have repaid US$7 million in principal (and interest accrued thereon from July 1, 2023) of the then outstanding notes, and extended the maturity of the Bitdeer Convertible Note to July 21, 2025, by when we will pay the remainder of the notes. In July 2025, the remaining US$15,000,000 principal amount of the Bitdeer Convertible Note was converted into Class A ordinary shares, (ii) the balance of US$2.8 million relates to 8.50% Convertible Notes, which represents the issuance of US$172.5 million aggregate principal amount of the 8.50% convertible senior notes due 2029, with US$7.7 million principal amount remaining outstanding as of June 30, 2025, (iii) the balance of US$173.0 million relates to 5.25% Convertible Notes, which represents the issuance of US$400.0 million aggregate principal amount of the 5.25% convertible senior notes due 2029, (iv) the balance of US$151.9 million relates to June 2025 Convertible Notes, which represents the issuance of US$375.0 million aggregate principal amount of the 4.875% convertible senior notes due 2031, (v) bank loans of US$17.5 million and (vi) the April 2025 Matrixport Loan of US$172.9 million.

For additional information regarding April 2025 Matrixport Loan and June 2025 Convertible Notes, see “––Recent Developments.”

We intend to fund our existing and future material cash requirements primarily with our cash, short-term investment and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business, which is classified as an investing activity. However, our future capital requirements will depend on many factors, including market acceptance of cryptocurrency, our growth, our ability to scale up our infrastructure and hash rate, our ability to effectively control costs, our ability to attract and retain customers, our ability to continue the research and development of mining rig chips, our ability to manufacture the mining rigs, the continuing market acceptance of our offerings, expansion of sales and marketing activities and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is required from outside sources, there is a possibility we may not be able to raise it on term acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operations and financial condition could be adversely affected.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cash Flows

The following table sets forth our consolidated statements of cash flows for the six months ended June 30, 2024 and 2025.

	For the Six Months Ended June 30
	2025 (Unaudited)	2024 (Unaudited)
	US$	US$
	(in thousands)

Net cash used in operating activities	(618,859)	(206,295)
Net cash generated from / (used in) investing activities	(86,226)	112,481
Net cash generated from financing activities	526,352	153,425
Net increase / (decrease) in cash and cash equivalents	(178,733)	59,611
Cash and cash equivalents at the beginning of the periods	476,270	144,729
Effect of movements in exchange rates on cash and cash equivalents held	2,255	(458)
Cash and cash equivalents at the end of the periods	299,792	203,882

Operating Activities

Net cash used in operating activities was US$618.9 million for the six months ended June 30, 2025. The difference between our net profit of US$261.7 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenues recognized on acceptance of cryptocurrencies of US$191.1 million, (ii) changes in prepayments and other assets of US$101.6 million primarily associated with the advanced payments to inventories procurement for our SEALMINERs mass volume production and the R&D expenditures for ASIC chips, (iii) changes in inventories of US$290.7 million related to our manufacturing of SEALMINER, and (iv) an adjustment for the gain on change in the fair value of US$415.9 million for derivative liabilities relating to convertible senior notes and Tether warrant, partially offset by (i) an adjustment for depreciation and amortization of US$51.8 million primarily relating to the depreciation of mining rigs used in our principal business operations, property, plant and equipment used in connection with our mining datacenters and intangible assets during this period, (ii) an adjustment for share-based payment expenses of US$20.6 million for the issuance of options pursuant to our share incentive plans, (iii) an adjustment for the loss on extinguishment of the convertible notes of US$16.2 million, and (iv) changes in trade payables of US$30.8 million primarily associated with our production supply chain.

Net cash used in operating activities was US$206.3 million for the six months ended June 30, 2024. The difference between our net loss of US$17.1 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenues recognized on acceptance of cryptocurrencies of US$201.0 million, (ii) changes in prepayments and other assets of US$38.1 million primarily associated with prepayments made to suppliers,   and (iii) changes in other payables and accruals of US$9.1 million associated with operating expenses, partially offset by (i) an adjustment for depreciation and amortization of US$36.5 million primarily relating to the depreciation of mining rigs used in our principal business operations and property, plant and equipment used in connection with our mining datacenters during this period, (ii) an adjustment for share-based payment expenses of US$15.9 million for the issuance of options pursuant to our share incentive plans, and (iii) an adjustment for change in the fair value of US$14.2 million for Tether warrant.

Investing Activities

Net cash used in investing activities was US$86.2 million for the six months ended June 30, 2025, which was primarily attributable to (i) purchase of property, plant and equipment, investment properties and intangible assets of US$151.3 million, (ii) cash paid for the site and gas-fired power project in Alberta, Canada of US$21.9 million, and (iii) purchase of cryptocurrencies of US$18.2 million, partially offset by proceeds from disposal of cryptocurrencies of US$112.4 million.

Net cash generated from investing activities was US$112.5 million for the six months ended June 30, 2024, which was primarily attributable to proceeds from disposal of cryptocurrencies of US$169.7 million, partially offset by (i) purchase of property, plant and equipment, investment properties and intangible assets of US$46.9 million and (ii) cash paid for the Norway Acquisition, net of cash acquired, of US$6.3 million.

Financing Activities

Net cash generated from financing activities was US$526.4 million for the six months ended June 30, 2025, which was primarily attributable to (i) proceeds from convertible senior notes, net of transaction costs, of US$363.2 million, (ii) borrowings from a related party of US$180.0 million, (iii) proceeds from issuance of Class A ordinary shares, net of transaction, of US$118.4 million, and (iv) proceeds from issuance of Class A ordinary shares for exercise of Tether warrant of US$50.0 million, partially offset by the purchase of zero-strike call option of US$129.6 million and payment in connection with the extinguishment of a portion of the convertible senior notes issued in August 2024 of US$33.8 million.

Net cash generated from financing activities was US$153.4 million for the six months ended June 30, 2024, which was primarily attributable to (i) the US$98.5 million in net proceeds from the Private Placement with Tether, after deducting the underwriters’ discounts and commissions and relevant offering expenses, (ii) proceeds from issuance of ordinary shares under the Equity Financing Purchase Agreement, net of transaction costs, of approximately US$51.6 million, and (iii) proceeds from issuance of ordinary shares under the 2024 At Market Issuance Sales Agreement, net of transaction costs, of approximately US$5.6 million, offset by the capital element of lease rentals paid of US$2.6 million.